Exhibit 99.1

ZenaTech Expands Southeast Region with Fourth Land Survey Company LOI and Plans to Include Drone Swarms to Address the US $22.8 Billion Average Cost of a Hurricane

Vancouver, British Columbia, (January 28, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone-as-a-Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that it has signed an LOI (Letter of Intent) to acquire a fourth land survey engineering company located in the US Southeast region in Florida. This location will enable the ZenaDrone 1000 drones to assist with cleanup after a hurricane. A significant landfalling hurricane produces an average damage cost of USD $22.8 billion according to the Office for Coastal Management.

As the fourth such acquisition, this will further add to the base of ZenaTech’s Drone as a Service or DaaS operations in the Southeast region, providing convenient regional customer access to the ZenaDrone 1000 and the IQ series of multifunction drones. The Company’s subsidiary ZenaDrone plans to produce hundreds of ZenaDrone 1000 drones to assist Florida and other hurricane-prone States to manage natural disasters, including search and rescue with a drone swarm.

So far, ZenaTech has acquired two companies this month and has more to come ─ the company has been in discussions with over 25 companies currently in its pipeline.

“This LOI for a fourth land survey company acquisition is another step towards our vision to create a national DaaS business, bringing AI drone speed and precision to the innovation of existing verticals and applications. We will target local, state, and federal governmental agencies as our potential customers,” said CEO Shaun Passley, Ph.D. “In addition, we will include Florida as part of our Sky Traffic project where we plan to utilize AI drone swarms and quantum computing algorithms to process vast amounts of real-time, drone-collected data, enabling faster and more optimized response and damage assessments. We are in the process of hiring additional Ph.D.’s in physics and quantum computing as we build out our Sky Traffic project team.”

AI-powered drone swarms are designed to work collaboratively in real time by using advanced algorithms to communicate, share data, and coordinate flight paths, ensuring comprehensive coverage of hurricanes and their aftermath in places like Florida, saving lives and enhancing emergency response. They can dynamically adapt to changing weather conditions, collecting critical data like wind speed, pressure, and temperature. During emergencies, the drones use thermal imaging and GPS to locate survivors, deliver supplies, and relay communications, providing rapid support in inaccessible or heavily damaged areas.

ZenaTech’s Drone as a Service or DaaS business model enables governments, builders and developers, farmers, oil and gas companies, environmental firms, etc. to utilize a complete drone solution for a specific application─ i.e., land surveying, crop management, inspection, safety, or compliance application – and purchase it on a pay-as-you-go basis rather than having to buy the entire drone hardware and software solution. This business model provides cost-effective access to the enhanced productivity benefits and AI capabilities offered by drone technology for speed, improved precision, and elimination of outdated or manual processes. Like Amazon Web Services, where Amazon owns computer equipment platforms, and hires the personnel, with the DaaS model, ZenaDrone owns the drones and hires the pilots, enabling businesses and governments to hire DaaS for services.

Accurate land surveys are essential for the planning, design, and execution of roads, bridges, and building projects for cities, commercial, and residential projects, and are required for legal purposes. ZenaTech is focused on acquiring established land survey engineering firms with an overseeing licensed Surveyor-in-Charge, a valuable designation that takes years to achieve. The use of drones requires FAA licensing and drone expertise, hardware, and software that ZenaDrone will bring to the transaction.

The US Surveying and Mapping Services industry is estimated at $10.3 billion according to Business Research Insights, growing at least 3% annually.  Remotely piloted drones with an array of sensors and cameras, LiDAR (Light Detection and Ranging), and GPS systems for capturing high-resolution pictures and data are revolutionizing the land survey industry gathering aerial data across expansive terrains in a matter of hours instead of weeks or months using more traditional photogrammetry methods.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.